

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2025

John W. Lindsay
President and Chief Executive Officer
Helmerich & Payne, Inc.
222 North Detroit Avenue
Tulsa, Oklahoma 74120

> **Re: Helmerich & Payne, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 15, 2025**
> **File No. 333-287331**

Dear John W. Lindsay:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Harrison Tucker, Esq.